

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Jeffrey Cocks
Chief Executive Officer
Nevada Canyon Gold Corp.
316 California Avenue, Suite 543
Reno, NV 89509

>   **Re: Nevada Canyon Gold Corp.**
>   **Amendment No.3 to**
>   **Offering Statement on Form 1-A**
>   **Filed August 12, 2022**
>   **File No. 024-11911**

Dear Mr. Cocks:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

<u>Form 1-A</u>

<u>Recent Developments, page 44</u>

1.   We note your revisions in response to prior comment 2. Please also revise the disclosure regarding the Agai-Pah Property on pages F-11 and F-24.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on engineering and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Deron Colby, Esq.